KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Website : www.klk.com.my)

03037218

03 NOV 10 AM 7:21

SUPPL

BY COURIER

Our Ref : KLK/SE

4 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
16 Oct. 2003	Listed Companies' Crop – September 2003
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
16 Oct. 2003	Employees Provident Fund Board
21 Oct. 2003	Employees Provident Fund Board (2 sets)
23 Oct. 2003	Employees Provident Fund Board
30 Oct. 2003	Employees Provident Fund Board (2 sets)
4 Nov. 2003	Employees Provident Fund Board (2 sets)

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo

sh/adr/oct03

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **16/10/2003 08:20:21 AM**

Reference No **KL-031016-1E1D6**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop
September 2003

* **Contents :-**

We submit below the crop figures for the month of **September 2003** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2002		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	171,955	176,890	144,859
Rubber (kg)	2,772,823	1,996,560	2,036,290

	2003								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	141,228	110,845	159,192	159,836	165,863	166,184	169,338	176,063	**183,700**
Rubber (kg)	2,281,312	2,369,233	1,766,346	936,927	1,282,665	1,819,347	2,333,930	2,539,040	**2,620,357**

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **16/10/2003 02:22:03 PM**
Reference No **KL-031016-2EDEC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **07/10/2003**	* **20,000**	

* Circumstances by reason of which change has occurred	:	**Sales of Equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,937,400**
Direct (%)	:	**6.33**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change**	:	**44,937,400**
* Date of notice	:	**07/10/2003**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/10/2003 03:36:40 PM**
Reference No **KL-031021-992B6**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **10/10/2003**	* **93,000**	
Disposed	**13/10/2003**	**765,100**	

*	Circumstances by reason of which change has occurred	: **Sales of Equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **43,729,300**
	Direct (%)	: **6.16**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change**	:	**43,729,300**
* Date of notice	:	**13/10/2003** 16
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21/10/2003 03:36:34 PM
Reference No KL-031021-992B5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09/10/2003**	* **350,000**	

*	Circumstances by reason of which change has occurred	: **Sales of Equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **44,587,400**
	Direct (%)	: **6.28**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **44,587,400**

* Date of notice : **09/10/2003**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2003 02:17:51 PM**
Reference No **KL-031023-26980**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **14/10/2003**	* **342,000**	
Disposed	**15/10/2003**	**126,000**	

*	Circumstances by reason of which change has occurred	: **Sales of Equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **43,261,300**
	Direct (%)	: **6.09**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

*	**Total no of securities after change**	: **43,261,300**
*	Date of notice	: **15/10/2003**
	Remarks **fsc**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30/10/2003 12:41:48 PM
Reference No KL-031030-95608

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **20/10/2003**	* **100,000**	
Disposed	**21/10/2003**	**134,600**	
Disposed	**21/10/2003**	**221,100**	
Disposed	**20/10/2003**	**30,000**	

*	Circumstances by reason of which change has occurred	: **Sales of Equity and Sales of Equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **42,475,600**
	Direct (%)	: **5.98**
	Indirect/deemed interest (units)	:

Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**42,475,600**
* Date of notice	:	**21/10/2003**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/10/2003 12:41:46 PM**
Reference No **KL-031030-95607**

	Submitting Merchant Bank *(if applicable)*	:
	Submitting Secretarial Firm Name *(if applicable)*	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2003**	* **200,000**	
Disposed	**17/10/2003**	**100,000**	

*	Circumstances by reason of which change has occurred	: **Sales of Equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **42,961,300**
	Direct (%)	: **6.05**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **42,961,300**

* Date of notice : **17/10/2003**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/11/2003 03:38:35 PM**
Reference No **KL-031104-9AE95**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder **as above**	:

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/10/2003**	* **200,000**	
Disposed	**28/10/2003**	**590,000**	
Disposed	**27/10/2003**	**250,000**	

*	Circumstances by reason of which change has occurred	: **Sales of Equity and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **40,548,500**
	Direct (%)	: **5.71**
	Indirect/deemed interest (units)	:

Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**40,548,500**
* Date of notice	:	**28/10/2003**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/11/2003 03:38:31 PM**
Reference No **KL-031104-9AE94**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **22/10/2003**	* **300,000**	
Disposed	**23/10/2003**	**380,700**	
Disposed	**22/10/2003**	**206,400**	

* Circumstances by reason of which change has occurred	:	**Sales of Equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**41,588,500**
Direct (%)	:	**5.86**
Indirect/deemed interest (units)	:	

Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**41,588,500**
* Date of notice	:	**23/10/2003**
Remarks	:	

fsc